Exhibit 99.1

Collective Mining Highlights Strong Copper and Tungsten Metallurgical Results; Advances Apollo Flowsheet for 2027 Licensing Submission

MIAMI, Sept. 21, 2026 /CNW/ -- Collective Mining Ltd. (NASDAQ: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce that it is advancing an integrated processing flowsheet for the Apollo deposit at its Guayabales Project in Caldas, Colombia, in support of its planned 2027 licensing submission. Metallurgical test work completed to date has demonstrated strong gold, silver, copper, and tungsten recoveries using conventional processing methods.

Apollo's processing strategy is designed around the distinct distribution of metals within the deposit. Higher-grade copper and tungsten mineralization is concentrated within defined sub-domains, predominantly within the Indicated portion of the Mineral Resource, while the broader deposit is predominately gold and silver with low copper and tungsten grades. Accordingly, the Company expects copper and tungsten production to come primarily from these higher-grade sub-domains, while the balance of the Mineral Resource will be processed through a conventional cyanidation circuit for gold and silver.

Table 1: Key Metallurgical Test Work Results

Material / Test Stage	Head Grades	Results	Disclosure Date
Apollo master composite / Locked-cycle testing	Au: 1.4 g/t Ag: 20 g/t Cu: 0.08%	95% gold, 92% silver, and 85% copper recovery using conventional processing methods, with low cyanide consumption of 0.57 kg/t in test work.	August 25, 2026
Copper sub-domain composite / Open-circuit testing	Au: 1.16 g/t Ag: 71 g/t Cu: 0.42%	95% copper, 90% gold and 94.4% silver recovery through gravity, flotation and cyanidation producing a concentrate grading 27.2% Cu, 37.6 g/t Au and 3,504 g/t Ag.	New
Tungsten sub-domain test work	Au: 2.91 g/t Ag: 26.4 g/t Cu: 0.15% WO3: 0.44%	Tungsten recovery through gravity and flotation of up to 74%. Separate, subsequent bulk-sample testing produced a concentrate containing 95% scheelite.	New

The sample material used to generate the copper and tungsten results presented in Table 1 was sourced specifically from the Copper Sub-Domain and Tungsten Sub-Domain, respectively (see Figures 1 and 2). The Apollo master composite was generated from drill core samples collected from representative locations across approximately the top 1,000 metres of the Apollo deposit.

Ned Jalil, Chief Executive Officer of Collective Mining, commented: "Apollo has a clear processing strategy that reflects the distribution of metals within the deposit. The majority of the Mineral Resource, where copper and tungsten grades are low, will be processed through a conventional cyanidation circuit with low reagent consumption to produce gold and silver doré. The higher-grade copper and tungsten sub-domains which are contained mostly within the Open Pit portion of the mineral resource will be selectively routed through dedicated flotation concentrate circuits designed to recover those metals. The test work completed to date strongly supports this approach, and we are now optimizing the integrated flowsheet as we advance toward our planned 2027 licensing submission in Colombia."

Integrated Dual-Route Processing Strategy

Collective is advancing an integrated flowsheet with two principal product streams: gold-silver doré, and separate copper and tungsten concentrates. Material with low copper and tungsten grades will be processed primarily through gravity recovery and cyanidation to produce doré. Higher-grade copper material will be directed to copper flotation, while a front-end gravity stage will separate tungsten-rich material for treatment in a small, dedicated tungsten circuit. Copper flotation tailings will subsequently be treated through cyanidation to recover residual gold and silver. Copper and tungsten recoveries are expected to come primarily from their respective higher-grade sub-domains.

Table 2: Distribution of Copper and Tungsten Sub-Domains

Mineral Resource Domain	Indicated Mineral Resource	% of Total Indicated Mineral Resource	Inferred Mineral Resource	% of Total Inferred Mineral Resource
Copper Sub-Domain	10.2 Mt	27.6%	0.81 Mt	1.7%
Balance Outside Copper Sub-Domain	26.8 Mt	72.4%	47.4 Mt	98.3%

Tungsten Sub-Domain	2.57 Mt	6.9%	0.05 Mt	0.1%
Balance Outside Tungsten Sub-Domain	34.4 Mt	93.1%	48.2 Mt	99.9%

The sub-domains are not mutually exclusive; therefore, the resources reported for each sub-domain may overlap and should not be aggregated across domains, as doing so could result in double-counting.

Copper: The Copper Sub-Domain contains 10.2 Mt Indicated grading 0.41% Cu, 1.25 g/t Au, 56.0 g/t Ag and 0.022% WO₃, and 0.81 Mt Inferred grading 0.37% Cu, representing approximately 27.6% and 1.7% of their respective resource categories. Higher-grade copper material will be directed to copper flotation to produce a separate concentrate containing gold and silver credits. Flotation tailings will then be directed to cyanidation to recover residual gold and silver.

Figure 1: Outline of the Mineral Resource Open Pit Highlighting the High-Grade Copper Sub-Domain

Tungsten: The Tungsten Sub-Domain contains 2.57 Mt Indicated grading 0.10% WO₃, 1.38 g/t Au, 39.1 g/t Ag and 0.39% Cu, and 0.05 Mt Inferred grading 0.20% WO₃, representing approximately 6.9% and 0.1%, respectively, of the tonnage in each resource category. Tungsten-rich material will be selectively routed to a dedicated tungsten recovery circuit incorporating gravity concentration and flotation to produce a separate tungsten concentrate. Gold, Silver, and Copper material will be separated and directed to the main processing circuit for further recovery.

Figure 2: Outline of the Mineral Resource Open Pit Highlighting the High-Grade Tungsten Sub-Domain

Gold and silver with low copper: Outside the Copper Sub-Domain, copper grades are low, averaging 0.04% Cu in the Indicated portion of the Mineral Resource and 0.02% Cu in the Inferred portion of the Mineral Resource. Material with low copper and low tungsten will be routed primarily through gravity recovery and cyanidation to produce gold-silver doré.

Note: Percentages use total Apollo tonnage of 37.0 Mt Indicated and 48.2 Mt Inferred, based on rounded figures. The Copper and Tungsten Sub-Domains are subsets of the open-pit Mineral Resource, are not mutually exclusive and must not be added to each other or to the overall Mineral Resource. They are presented to illustrate the distribution of copper and tungsten within the open-pit Mineral Resource.

Advancing the Flowsheet for 2027

The next phase of metallurgical work will include locked-cycle testing of higher-grade copper sub-domain material, variability testing and optimization of the dedicated tungsten circuit. This work is focused on confirming circuit configuration, recoveries, reagent requirements and concentrate specifications in support of the Company's planned 2027 licensing submission. Final flowsheet design and performance parameters remain subject to completion of the metallurgical and engineering programs.

Apollo Maiden Mineral Resource (announced September 8, 2026); based on 114.5km of drilling reflecting a drill hole database cut-off of March 31, 2026

Table 3: Apollo Maiden Mineral Resource, effective August 31, 2026

Drill-hole database cut-off: March 31, 2026; based on 114.5 km of drilling	Cut-off (g/t AuEq)	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Cu (%)	WO3 (%)	AuEq (g/t)	AuEq (Moz)	Au (Moz)
Indicated Mineral Resource
Open Pit (Shallow Halo Zone)	0.3	22.5	1.02	30.2	0.20	0.015	2.06	1.49	0.74
Underground above 1,000 masl	1.2	13.2	1.68	15.9	0.06	0.003	2.10	0.89	0.71
Underground below 1,000 masl (Ramp Zone)	1.5	1.29	4.52	9.85	0.03	-	4.74	0.20	0.19
Total Indicated		37.0	1.38	24.4	0.14	0.011	2.17	2.58	1.64

Inferred Mineral Resource
Open Pit (Shallow Halo Zone)	0.3	25.9	0.60	8.98	0.03	0.003	0.86	0.71	0.50
Underground above 1,000 masl	1.2	16.2	1.84	7.69	0.03	0.002	2.06	1.07	0.96
Underground below 1,000 masl (Ramp Zone)	1.5	6.04	5.20	7.72	0.02	-	5.37	1.04	1.01
Total Inferred		48.2	1.60	8.39	0.03	0.002	1.83	2.83	2.47

Table 4: Contained Metal by Commodity

Category	Tonnes (Mt)	Gold (Moz)	Silver (Moz)	Copper (Mlb)	WO3 (tonnes)	WO3 ('000 mtu)	AuEq (Moz)
Indicated	37.0	1.64	29.0	115	3,887	389	2.58
Inferred	48.2	2.47	13.0	32	1,081	108	2.83

Contained metal is calculated from the unrounded tonnes and grades underlying Table 1. One metric tonne unit (mtu) equals 10 kg of WO₃.

1.	The Mineral Resource has an effective date of August 31, 2026 and is based on a drill-hole database cut-off of March 31, 2026.
2.	Mineral Resources are classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.	Mineral Resources have been constrained for the purpose of demonstrating reasonable prospects for eventual economic extraction ("RPEEE") and are reported within a conceptual open-pit shell for open-pit resources and underground optimization shapes for underground resources. These constraints do not constitute engineered mine designs, Mineral Reserves, an economic study or evidence of economic viability.
4.	Mineral Resources are reported at cut-off grades of 0.3 g/t AuEq for the open pit, 1.2 g/t AuEq for underground resources above 1,000 masl and 1.5 g/t AuEq for the Ramp Zone below 1,000 masl.
5.	AuEq = ((Au g/t × 0.95) + (Ag g/t × 0.020 × 0.92) + (Cu % × 1.20 × 0.85) + (WO₃ % × 21.33 × 0.70)) / 0.95, using metal prices of US$3,000/oz gold, US$60/oz silver, US$5.25/lb copper and US$93.31/lb WO₃ (equivalent to US$2,057/mtu WO₃), and metallurgical recoveries of 95% for gold, 92% for silver, 85% for copper and 70% for WO₃.
6.	The quantity and grade of Inferred Mineral Resources are uncertain in nature. There has been insufficient exploration to define them as Indicated or Measured Mineral Resources, and it is uncertain whether further exploration will result in upgrading them to a higher-confidence category.
7.	Totals may not sum due to rounding. Tonnes are reported in millions of dry metric tonnes. Contained metal is calculated from the unrounded tonnes and grades underlying the Mineral Resource. One metric tonne unit ("mtu") equals 10 kg of WO₃.
8.	For additional information regarding the Mineral Resource, including the assumptions, parameters and estimation methodology, refer to the Company's news release titled "Collective Mining Announces Maiden Mineral Resource for its Apollo Deposit at the Guayabales Project" dated September 8, 2026.

Over 42,000 metres of additional drilling has been completed at Apollo since the March 31, 2026 Mineral Resource database cut-off and is not included in the current Mineral Resource.

About Collective Mining Ltd.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $1.4 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia.

The Company's flagship Guayabales Project is anchored by Apollo, a large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten deposit. Current exploration is focused on expanding Apollo, advancing the Trap target and testing additional targets across the property.

Management, insiders, a strategic investor and close family and friends own 45.2% of the Company's outstanding shares. Collective is listed on the Nasdaq and TSX under the symbol "CNL".

Qualified Person (QP) and NI 43-101 Disclosure

Ned Jalil, P.Eng., Chief Executive Officer of the Company and a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), has reviewed and approved the scientific and technical information contained in this news release.

Mr. Jalil has reviewed and verified the scientific and technical information disclosed in this news release, including the applicable laboratory reports, analytical results and supporting metallurgical test-work documentation including test reports, assays and other calculations. Based on this review, Mr. Jalil is not aware of any material limitations in the verification process that would affect the reliability of the information disclosed herein.

Technical Information

All metallurgical samples were prepared and analyzed at ALS Canada Ltd.'s Kamloops laboratory in British Columbia, Canada. Composite samples were generated from the remaining half drill core taken over varying intervals from thirty-two holes completed at the Apollo deposit, representing distinct mineralized domains. Sample preparation followed standard industry protocols, including crushing, splitting and pulverizing to achieve representative test portions for metallurgical test work and mineralogical analysis. ALS Canada Ltd. operates under a documented quality management system and conforms to the requirements of ISO/IEC 17025. The Kamloops laboratory is accredited by the Standards Council of Canada for the specific tests undertaken in this program.

For further information regarding the Apollo Mineral Resource, including the effective date, data verification, key assumptions, parameters and methods used to estimate the Mineral Resource, and related risks, see the Company's news release dated September 8, 2026 entitled "Collective Mining Announces Maiden Mineral Resource for its Apollo Deposit at the Guayabales Project".

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Forward Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements. Readers should refer to the Risks section in the Company's Annual Information Form, dated March 30, 2026.

Cautionary Note to United States Investors

The Company is a Canadian issuer that reports its Mineral Resource information in accordance with NI 43-101 and the CIM Definition Standards, which differ from the mineral property disclosure requirements applicable to U.S. domestic issuers under Subpart 1300 of Regulation S-K ("S-K 1300"). As a foreign private issuer eligible to file reports with the U.S. Securities and Exchange Commission pursuant to the U.S.-Canada Multijurisdictional Disclosure System, the Company is not currently required to prepare its mineral property disclosure in accordance with S-K 1300. Accordingly, Mineral Resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies subject to S-K 1300, and there can be no assurance that Mineral Resources reported by the Company under NI 43-101 would be the same if prepared in accordance with S-K 1300.

SOURCE Collective Mining Ltd.

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For further information: Investors and Media : Eduardo Cervantes, Vice President, Corporate Development & Investor Relations, Collective Mining Ltd., e.cervantes@collectivemining.com

CO: Collective Mining Ltd.

CNW 06:30e 21-SEP-26